H&Q HEALTHCARE INVESTORS

2 LIBERTY SQUARE, 9TH FLOOR

BOSTON, MA 02109

MAY 23, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0504

Attention: Ms. Stephanie D. Hui, Division of Investment Management

Re:                                                                             H&Q Healthcare Investors

SEC File Numbers: 333-195327 and 811-04889

Dear Ms. Hui:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), H&Q Healthcare Investors, a Massachusetts business trust (the “Fund”), hereby respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (File Nos. 333-195327 and 811-04889) so that such Registration Statement may be declared effective on May 28, 2014 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 under the Securities Act and the other applicable provisions of the Securities Act and the rules thereunder.

The Fund also brings to your attention that pursuant to Rule 430A under the Securities Act, the form of prospectus (including the statement of additional information) filed as part of the Fund’s Registration Statement omits certain information, including information with respect to the public offering price, amount of proceeds and other items dependent upon the offering price, delivery dates, and terms of the securities dependent upon the offering date.

Very truly yours,

H&Q Healthcare Investors

By:	/s/ Daniel R. Omstead
Name:	Daniel R. Omstead
Title:	President